

Forest Laboratories annual report 2005



Forest Laboratories, Inc.

“ Pharmaceutical companies do more to benefit human health,

reduce pain, prolong life, and ultimately

create more longer lasting and intrinsic human

happiness than any other business. ”

- Howard Solomon





Forest Laboratories, Inc. develops, manufactures and markets pharmaceutical products principally in the United States and Europe. Forest's primary therapeutic markets include central nervous system disorders, hypertension, pulmonary disorders and pain management. Forest is currently developing additional compounds in these areas. Forest's principal products include Namenda® for the treatment of moderate to severe Alzheimer's disease; Lexapro®, an SSRI antidepressant for the treatment of depression and generalized anxiety disorder; Benicar®*, an angiotensin receptor blocker (ARB) for the treatment of hypertension; Campral®* for the maintenance of abstinence from alcohol in patients with alcohol dependence who are abstinent at treatment initiation; and Combunox™, an opioid and NSAID combination indicated for the short-term management of acute, moderate to severe pain.

In the United States, Forest's branded pharmaceutical products are marketed directly by the Company's Forest Pharmaceuticals, Forest Therapeutics, Forest Healthcare, Forest Ethicare and Forest Specialty Sales salesforces. The Company's generic products are marketed directly by its Inwood Laboratories, Inc. subsidiary.

In the United Kingdom, Ireland and certain export markets, Forest products are marketed by the Company's subsidiaries, Forest Laboratories U.K. and Forest Tosara Ltd.

Forest Laboratories common stock is traded on the New York Stock Exchange, trading symbol—FRX.

*Benicar is a registered trademark of Sankyo Pharma and Campral is a registered trademark under license from Merck Sante s.a.s., a subsidiary of Merck KGaA.


Net Revenue
(In Thousands)
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2000 2001 2002 2003 2004 2005


Stockholders' Equity
(In Thousands)
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2000 2001 2002 2003 2004 2005


Net Income
(In Thousands)
1,000,000
800,000
600,000
400,000
200,000
0
2000 2001 2002 2003 2004 2005


Research & Development
(In Thousands)
300,000
250,000
200,000
150,000
100,000
50,000
0
2000 2001 2002 2003 2004 2005

Fiscal Years Ended March 31, (In thousands, except per share data)	**2005**	**2004**
Net revenues	$3,159,639	$2,680,274
Income before income tax expense	1,184,755	936,822
Income tax expense	345,950	200,948
Net income	838,805	735,874
Earnings per common and common equivalent shares—diluted	$2.25	$1.95
Weighted average number of common and common equivalent shares outstanding—diluted	372,090	376,779

Letter to our Shareholders

The pharmaceutical industry, and in fact a great deal of business activity in the United States, has had a difficult year, sometimes in fact and sometimes in appearance. Sometimes these difficulties reflect genuine unfavorable and long-term economic problems such as with the airlines or the automobile industry. And sometimes they reflect short-term impulsive overreaction to behavioral flaws – some serious, some less serious, and some imaginary. Some are the lingering political and media responses resulting from the very genuine horrors of the Enron and WorldCom frauds. There are, for example, the excesses of Sarbanes-Oxley, and also the noticeable change in business coverage, even in some of our most prestigious publications, which has taken on an even more pejorative perspective than heretofore. Sometimes it seems that the only business news reported are more horror stories, real, imaginary or exaggerated. There is much in Sarbanes-Oxley that is very useful and certainly the outrage that prompted it is understandable. And the media remains a valuable guardian against hidden excesses, but the pendulum has swung too far, and so the genuine merits and contribution of American business and its managers are often not sufficiently appreciated.



And although Forest, because of our size, modesty and probity, has, on the whole, been outside the scan of those events, we are part of the pharmaceutical industry and there are a few pertinent observations regarding the industry and its role in American healthcare that seem to be sometimes overlooked. Perhaps the most important point of all is that pharmaceutical companies do more to benefit human health, reduce pain, prolong life, and ultimately create more longer lasting and intrinsic human happiness than any other business. Of course, we have a profit motive, but that does not at all diminish those achievements. There is nothing wrong with the profit motive which, after all, is deeply imbedded in our genome and in one form or other accounts for our survival. If pharmaceutical research depended on altruism or the government, it is likely we would not have progressed beyond aspirin, if we even had aspirin.

Consider, for example, that if we arrived with today's medications in the civilized world 500 years ago, or even 100 years ago, everyone would think we were able to perform miracles. They could not even have imagined a pill that would make depressed people happy, or a pill that would make senile people cogent - even briefly, or a pill that would enable a man dying of heart disease to recover and resume living. By comparison, does it even matter that today we can record a collision of two stars in a galaxy five and a half billion light years away from us? I wish I could share the moving letters we receive from patients and their families about the benefits they have had from our products.
At least for me they alleviate the barrage of complaints about side effects in the media that make it appear that all that drugs do is to have side effects.

The fact is that pharmaceutical companies and the FDA do their best to balance the rewards and the risks of pharmaceutical products. Of course there are some pharmaceutical companies that sometimes engage in flawed, sometimes egregiously flawed behavior for which they have to be held accountable. But those flaws are not indigenous to the industry. And sometimes the FDA misses something in its supervision of the pharmaceutical industry, although anyone in our business knows how very careful the FDA usually is – often exasperatingly so. It is undoubtedly the premier drug regulatory agency in the world. We are a closely regulated industry, aware of the potency of our products and we try very hard to be law abiding.

There is another misperception that surfaces too often these days and that is that new product opportunities in our industry are diminishing. In fact, if there is a lull at all, it is assuredly temporary. And that is because there is such a poignant need for new pharmaceutical products, and because the breadth of human ingenuity and the tools already available are assuredly going to be meeting those needs for a long, long time. Most of the functioning of the human body is so unknown and still so far beyond our control. There are still bacteria and viruses that cause so much illness that shrewdly avoid all our known antibiotics and antivirals. Our own immune system, that is so astonishingly complicated and powerful and without which we would not survive, still can become the body's most potent enemy, inflicting so many infirmities and diseases which we can barely understand or moderate. The genes inside the cell's nucleus that have an almost god-like power through an intricate and so far inscrutable process to make us who we are, also age us and destroy us and make us prone to terrible illnesses.

Some pharmaceutical companies will eventually find out how to control those viruses and bacteria and even those genes. It will not be easy; it has never been easy. It will take time; it has always taken time. It will be difficult and costly, and success will at best be intermittent. That is the way it has always been. But there will be breakthroughs that will open up new and vast product opportunities, just as there have been in the past. With the immense R&D expenditures by pharmaceutical companies and the myriad thousands of biotech companies sprouting like weeds and the extraordinary power of our electronic age which enables us to integrate and manipulate such vast amounts of data, and, above all, the brilliance of the scientists working to achieve discoveries, the train even if it slows down will resume full speed and at times will run at super speed – the same as it has always been.

One of the burdens that encumbers virtually all businesses in the United States is the cost of litigation. The United States is undoubtedly the most litigious country in the world. Unfortunately the processes created to provide remedies for legitimate grievances that are part of our basic democratic system have been corrupted by an aggressive plaintiffs' bar that habitually commences law suits with absolutely no merit at all, principally to obtain settlements because they know that companies want to avoid the risk of laymen juries or simply the expense of protracted litigation.

Several years ago we were a defendant in a suit that charged that most of the pharmaceutical companies in the United States conspired to fix prices. The case went on for years, all the way through a trial. Ultimately the case against us was dismissed and the plaintiffs' lawyers were even required to pay part of our legal fees. But plantiffs' attorneys are incorrigible and so now we have several other suits against us which I expect will have a similar demise.

Another source of some of this excessive litigation is the Hatch Waxman Act. That law was designed to encourage generic companies to challenge branded companies' patents by awarding a company which successfully challenged a patent six months' exclusivity before other generic companies could enter the market.

Of course, if a patent appears to lack merit, it properly should be challenged. But what has actually happened is that generic companies now challenge patents on every branded product on the basis that if they invalidate one patent, their gain will cover the expense of challenging all the rest. And so for the generic companies patent litigation is a kind of casino; or put another way, litigation is their R&D. They would probably do better to spend their legal fees on real R&D. We believe that is the basis of the suit challenging our Lexapro patent. We have expressed over and over again our confidence in the validity of that patent. The case which was to have been tried in May has now unfortunately been delayed until December as a result of maneuvers by one of the generic defendants and the court's crowded calendar. We continue to expect a favorable outcome which is unrelated to the delay.

An important but certainly not unanticipated event in fiscal 2005 was the expiration of Celexa's market exclusivity. When we licensed Celexa we knew it had only five years exclusivity. Its virtues enabled us to achieve peak sales of $1,500,000,000 in the United States within four years of launch. Right from the beginning, knowing that it had only limited exclusivity, we took the initiative to determine whether the enantiomer of Celexa, marketed today as Lexapro, which Lundbeck after great effort had successfully isolated in the laboratory and then patented, had any clinical advantages over Celexa. It was certainly not a foregone conclusion. Lilly had not been successful with the same approach with Prozac. We determined based on clinical and preclinical data that Lexapro could have very significant clinical advantages which have been confirmed in physicians' experience since the product was launched. We also had to find a way of producing Lexapro commercially, since Lundbeck had only produced it in the laboratory.

And of course, we had to prepare the NDA and obtain FDA approval. This was a crash program that enabled us to obtain approval for Lexapro, a demonstrably superior and patented product, two years before Celexa's exclusivity expired and which enabled us to achieve $1,700,000,000 in annual sales of Lexapro by the time Celexa's exclusivity did expire. We also had licensed, tested and obtained approval of Namenda, one year before Celexa became generically available.

And of course the growth of Celexa, and then the growth of Lexapro growing even faster, augmented by the growth of Namenda enabled us to maintain a high earnings growth rate and therefore a high price/earnings multiple and therefore a high share price.

Our share price is lower today principally because our growth rate is lower and that is because we lost Celexa's billion dollar sales. No matter what we could do, we could not lose a billion dollar product on one day and have a totally new billion dollar product the next day. The best we could do – or any company could do – is to obtain other products and build up their sales to levels that were even greater than the expected loss – which we did very successfully.

The loss of Celexa will lead to somewhat lower earnings in fiscal 2006 than the immediately preceding year. And 2006 will also involve the additional expense of launching both Campral and Combunox. We expect however that sales of our currently promoted products and the additional products we will be adding to them in the future will result in fiscal 2006 earnings being only modestly less than 2005 and that thereafter our sales, earnings and our rate of growth will increase.

Our currently promoted products are Lexapro, Namenda, Benicar (co-promoted with Sankyo) Campral and Combunox. For a company our size, we have in hand a most impressive pipeline which we are constantly augmenting. We already have a number of products working their way through development. With the expanded skills of our Forest Research Institute, we are now able to develop products in Phase III, and Phase II and Phase I stages of development and also in the preclinical stage, virtually to the point of discovering new molecules. And so we have milnacipran, which is in Phase III; and memantine for neuropathic pain, desmoteplase for stroke, dexloxiglumide for gastrointestinal disorders, neramexane for several CNS indications, which are all in Phase II;

and GRC3886 for asthma, and RGH-188, for schizophrenia, which are in Phase I, and our partnership with ChemoCentryx, which is developing novel anti-inflammatories and is in the preclinical stage. And we expect more opportunities which we are currently developing.

We have a few significant advantages in obtaining licensed product opportunities – particularly our location and size. Our location is the United States, the world's major market, which makes us significantly more attractive to companies outside the United States, like Sankyo Co., Ltd. in Japan, Gedeon Richter Ltd., in Hungary, Merck KgaA, in Germany, Pierre Fabre Pharmaceuticals, in France, Rotta Research Laboratorium, in Italy, H. Lundbeck A/S, in Denmark, Glenmark Pharmaceuticals, in India, Merz & Co., GmbH, in Germany and Recordati S.p.A., in Italy. All those companies are our existing partners. We also of course have arrangements with several American companies, such as Cypress Biosciences and ChemoCentryx.

And our size has often been a major advantage. We are not a giant, bureaucratic company with an internal R&D department competitive with external licensing candidates. We have been told many times by existing and potential partners how much they prefer a company our size, where decision making is efficient, where the senior executives of the various departments are so available, and where a partner has a distinct partnership role to play instead of being minimized by a large cumbersome organization.

And of course potential partners know of our developmental and regulatory skills. And they certainly are aware of our marketing and selling success. And so to take advantage of our position, we have now the largest licensing and corporate development group we have ever had, a large cadre which last year identified, evaluated, both scientifically and from a marketing perspective, over 150 product opportunities that we either found or were offered to us, and the number of opportunities is steadily increasing as a result in part of our ability to reach further into the earlier stages of development.

Of course, for all products in development, until a clinical program is completed, the NDA is filed and the product is approved by the FDA, there is always a risk that the product may not be successful. And, of course, new product commitments that we undertake in the future will require new financial commitments which we must make to assure the continued growth of the Company.

One loss this year was Lawrence Olanoff, our Executive Vice President of Scientific Affairs and head of our Forest Research Institute. After ten years in that position in which he covered himself with glory and so greatly benefitted Forest, he succumbed to the siren song of basic research in a small biotech company where he will be CEO.

However, one of Larry's greatest accomplishments was his successor, whom he hired seven years ago and whom he has trained and inspired, and who has been thirsty for an increased role for which he is more than eminently qualified. Ivan Gergel, M.D., age 45, who also has an MBA from Wharton, has been Vice President of Clinical Development and Medical Affairs at Forest for five years. His department encompassed over 400 of our Forest Research Institute employees, about half of our total Scientific Affairs department. He has seized his new responsibilities enthusiastically and has been enthusiastically received, and we foresee only continuing creativity, skilled performance and vast benefit from our Research Institute.

During our last fiscal year, we appointed a new Chief Financial Officer and Senior Vice President-Finance, Francis I. Perier, Jr., CPA, age 45, who had previously been Vice President, Finance-Operations Planning for Bristol-Myers Squibb Company with responsibility for North and South America. Before that he was a partner in Deloitte & Touche, LLP. He brings great experience and skill to that very important position.

Letter to our Shareholders

Our business generates a substantial cash flow, even after the capital costs of facilities expansion. And so we have constantly to consider the best use of our cash to increase our earnings. Based on our present earnings per share, our current share price, our confidence in our future, including the favorable outcome of the Lexapro patent litigation, the Board has concluded that repurchasing our shares would be a desirable way to increase our earnings per share. Accordingly, the Board authorized the repurchase of a total of 30,000,000 shares which has been completed and has authorized the repurchase of an additional 25,000,000 shares which program is presently underway. Based on the earnings we have budgeted for this year, the completion of the authorized purchase programs would reduce the number of outstanding shares by 8% and increase earnings per share by 7% after allowing for all costs including loss of interest on the cash used for the repurchase.

We are confident that our business plan today is right, that we have the employees who can execute it and that Forest will continue to grow and benefit our two intermingled great responsibilities, our shareholders and our employees. And above all it will enable us to fulfill our responsibility to patients whose lives we want to continue to improve in the significant ways we and the pharmaceutical industry have been doing for years.

I usually close these letters with a paean to our employees, not out of courtesy, but out of conviction. Because of our growing size unfortunately I personally interact with a smaller percentage of them than I used to, but I do interact with many, which is immensely pleasurable, and I do see the results of all of their efforts. It is truly astonishing how much they get done with fewer people than our larger competitors, which is the result of working harder, and faster, and better. When you get down to it, it all depends on people – a little common sense from management and then hard work throughout the Company by thousands of employees. I fear that in the course of our busy and hectic schedules, we in management don't articulate often enough to all our employees, as a group and as individuals, that we know how hard they work, that we do appreciate the importance of what each of them do, that we fully understand that it is all the pieces that make the whole engine work. So again, I want to close this report on what has been an eventful year by expressing our gratitude to all of our employees for their conscientious and continuous contribution to our continued success.



Howard Solomon
Chairman & Chief Executive Officer

Kenneth E. Goodman
President & Chief Operating Officer

Financial Review

Management's Discussion and Analysis of Financial Condition and Results of Operations *(Dollar amounts in thousands)*

For the year ended March 31, 2005, we had strong growth in revenues and income despite the introduction of generic versions of Celexa® (citalopram). On October 28, 2004, the Food and Drug Administration (FDA) granted four generic pharmaceutical companies approval to distribute citalopram, and subsequently granted additional companies approval to distribute citalopram. We had expected FDA approval of citalopram and were prepared to launch our own generic, which we did, through our Inwood Laboratories, Inc. (Inwood) subsidiary. During the year, we launched Campral® for the maintenance of abstinence from alcohol in patients with alcohol dependence who are abstinent at treatment initiation and Combunox™ for the treatment of acute, moderate to severe pain and the FDA accepted our supplemental New Drug Application (sNDA) to expand Namenda's® indication to include the treatment of mild Alzheimer's disease. Under existing FDA procedures, we should receive an initial action letter from the FDA by the third calendar quarter of 2005 regarding that submission. During fiscal 2005, we entered into the following collaboration agreements: with Gedeon Ritcher Limited for an atypical antipsychotic RGH-188 and related compounds which will be developed for schizophrenia, bipolar mania and other psychiatric conditions; with Glenmark Pharmaceuticals S.A. for the North American development and marketing of GRC 3886 which will be developed for the treatment of asthma and chronic obstructive pulmonary disorder (COPD); and with PAION GmbH for the development and marketing of desmoteplase for the treatment of acute ischemic stroke. During fiscal 2005, the Board of Directors authorized a share repurchase program of up to 30 million shares of common stock. As of May 11, 2005, all 30 million shares have been purchased. In May 2005, a new share repurchase program for up to 25 million shares of common stock was authorized. As of June 10, 2005, 1,382,500 shares have been repurchased and we continue to have authority to purchase up to an additional 23,617,500 shares under this new program. Pursuant to the American Jobs Creation Act of 2004, we repatriated $1,238,900 in qualifying dividends during the fourth fiscal quarter. This repatriation was the maximum dividend amount allowed and resulted in a one-time tax charge of $90,657.

Financial Condition and Liquidity

During fiscal year 2005 net current assets decreased by $167,148 principally due to a decrease in short-term securities. The share repurchase program was funded with cash generated from normal operating activities and supplemented by maturing short-term investments. As of March 31, 2005 we had repurchased approximately 24 million shares at various prices totaling $1,006,456. As of May 11, 2005, we had purchased all 30 million shares at a total cost of $1,224,192. Accounts receivable increased due to strong sales of our principal branded products, partially offset by lower sales of Celexa due to the introduction of generic competition during the third quarter. The decrease in raw material and work in process inventory was also due primarily to the reduced demand for Celexa as a result of generic competition. Finished goods inventory increased during the period primarily due to the launch of Campral and Combunox, increased levels of Lexparo® inventory to meet higher demand and increased Namenda inventory from the initial launch period last year. An increase in accounts payable and a decrease in accrued expenses were due to normal operating activities and lower HMO rebates recorded as a result of expired contracts for

Celexa. Deferred taxes and income taxes payable declined as a result of the utilization of the tax benefit from the exercise of stock options by employees and estimated payments for federal income taxes made in December 2004 and March 2005.

Property, plant and equipment increased primarily due to the continuing expansion of our facilities in order to meet current and future product and research and development demands. On Long Island, we expanded our packaging and distribution facility by adding approximately 185,000 square feet to that location. We also purchased a 40,000 square foot facility in St. Louis, which will be used for an office and data center and will be expanding our current distribution facility in St. Louis by approximately 141,000 square feet in fiscal 2006. In Ireland, we will refurbish a 90,000 square foot plant which will provide complete redundancy for the manufacture of Lexapro and Namenda and additional capacity for future products. Further property expansions and acquisitions are planned in the future to meet the needs from increased sales and related production, warehousing and distribution, sales training and for products under development. During the year, we also continued to make technology investments to expand our principal operating systems to include salesforce and warehouse management applications.

License agreements, product rights and other intangibles included a $15,000 milestone payment during the second fiscal quarter to Merck Sante s.a.s. upon FDA approval of Campral and a $4,500 milestone payment to BTG Inc. during the third fiscal quarter upon FDA approval of Combunox.

During the first quarter our Board of Directors approved a share repurchase program for up to 20 million shares of common stock and on December 14, 2004 authorized the repurchase of an additional 10 million shares, bringing the total to 30 million shares of common stock authorized for repurchase under the program. During fiscal 2005, we purchased 23,930,400 shares on the open market at an average price of $42.06 per share. As of May 11, 2005, we had purchased the remainder of the shares at an average price of $35.79, bringing the total cost of the 30 million shares to $1,224,192. On May 10, 2005 our Board of Directors authorized a new share repurchase program for up to 25 million shares. As of June 10, 2005, 1,382,500 shares have been repurchased and we continue to have authority to purchase up to an additional 23,617,500 shares under this new program. We expect to make additional purchases, from time to time in the open market, depending on market conditions.

Management believes that current cash levels, coupled with funds to be generated by ongoing operations, will continue to provide adequate liquidity to facilitate potential acquisitions of products, payment of achieved milestones, capital investments and the share repurchase program.

Contractual Obligations

The following table shows our contractual obligations related to lease obligations and inventory purchase commitments as of March 31, 2005 (refer to Note 9 to the consolidated financial statements, "Commitments"):

Operating lease obligations:
Payments due by period (In thousands)

<1 year	1-3 years	4-5 years	>5 years	Total
$31,679	$46,921	$29,174	$64,396	$172,170
Inventory purchase commitments:				
$114,225				$114,225

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Off-Balance Sheet Arrangements

Forest is a party to several license agreements for products currently under development. Such agreements may require us to make future payments to the licensors, subject to the achievement of specific product or commercial development milestones, as defined.

Results of Operations

Net sales increased $401,976 to $3,052,408, a 15% increase from fiscal year 2004, primarily due to Lexapro and Namenda. Lexapro, our largest product, with sales of $1,605,296, contributed $516,339 to the net sales change, primarily due to volume, and as of March 31, 2005 achieved a 19.7% share of total prescriptions in the selective serotonin reuptake inhibitor (SSRI) market, an increase of 3.8 market share points from last year. We expect Lexapro to remain strong during fiscal 2006 and to gain approximately 1.8 market share points. Lexapro has patent protection until 2009 and we have applied for an extension to 2012. In fiscal 2004, we received notification from generic manufacturers that they had filed an Abbreviated New Drug Application (ANDA) with a Paragraph IV Certification with the FDA for a generic equivalent to Lexapro. We believe that our patents on Lexapro are valid. Forest has commenced an action for patent infringement against the third party ANDA filers with a trial date in December 2005. Celexa sales declined $433,831 from last year to $653,450 mostly due to volume decreases resulting from the introduction of generic equivalents, as well as market share declines. Sales for the fiscal fourth quarter were also weaker than prescription demand as wholesalers continue to work down branded Celexa inventories. From a peak share of 17.5% in August 2002 just prior to the launch of Lexapro, Celexa's market share declined to 7.7% at the point of generic introduction and further declined to 0.8% at March 2005. We expect further declines in Celexa sales for the next fiscal year. Sales of our generic Celexa amounted to $4,564 for the year.

Sales of Namenda, an N-methyl-D-aspartate (NMDA) receptor antagonist for the treatment of moderate to severe Alzheimer's disease, launched in March 2004, increased $287,235 for the year to $332,707. Namenda is the first product indicated for the treatment of moderate to severe Alzheimer's disease and has generated significant new prescriptions in the retail and long-term care markets. Namenda achieved a 26.0% share of total prescriptions in the Alzheimer's market as of March 31, 2005. We anticipate Namenda continuing positive growth through fiscal 2006. In November 2004, the FDA accepted the filing of our sNDA to expand the indication of Namenda to include the treatment of mild Alzheimer's disease. Under existing FDA procedures, we should receive an initial action letter from the FDA by the third calendar quarter of 2005.

Sales of Flumadine® increased $33,129 for the year due to volume as a result of an order from the Centers for Disease Control in response to the flu vaccine shortage. Sales of Campral, our recently approved drug for the maintenance of abstinence from alcohol in patients with alcohol dependence who are abstinent at treatment initiation, amounted to $3,199 and sales of Combunox, our newly approved drug for the treatment of acute, moderate to severe pain amounted to $4,049. Tiazac® sales declined $22,869 from last year due primarily to generic competition. The remainder of the net sales change for the period was due principally to volume fluctuations of our older non-promoted product lines.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Net sales in fiscal 2004 increased $443,726 to $2,650,432, a 20% increase from fiscal year 2003, primarily due to the antidepressant franchise, particularly Lexapro. During the year Lexapro, which was launched in September 2002, surpassed Celexa as our largest product with sales of $1,088,957 as compared to Celexa sales of $1,087,281 and contributed $844,227 to the net sales change. As anticipated, a portion of Lexapro's market share came from Celexa which resulted in a Celexa sales decline of $364,698 for the year primarily due to volume. At the end of the year, Lexapro had achieved a 15.9% share of total prescriptions in the SSRI market, while Celexa's share declined to 9.1% from a peak share of 17.5% in August 2002. Also contributing to the overall net sales change was the introduction to the market of Namenda, for the treatment of moderate to severe Alzheimer's disease, which was launched by the salesforce in March 2004. Net sales, which include wholesaler stocking from December 2003 and January 2004, amounted to $45,472 for the year. Although the salesforce launched the product on March 1, 2004, the demand for the product was such that Forest began initial stocking sales in December 2003 to ensure Namenda's availability in pharmacies nationwide by January 2004 and samples were available via a "by request" sample program. In April 2003, a generic equivalent to Tiazac was introduced into the market, resulting in a decrease in sales of $109,884 for the year. We ceased all promotional efforts for Tiazac as of September 2003 and during the June 2003 quarter, introduced our own generic version of Tiazac. Sales of that product for the year were $35,519, including initial stocking. The remainder of the net sales change for the year was due principally to volume declines on our older unpromoted product lines.

Contract revenue for fiscal year 2005 was $61,369 compared to $5,810 in fiscal year 2004 and $6,552 in fiscal year 2003 primarily due to co-promotion income from our co-marketing agreement with Sankyo Pharma for Benicar® of $56,076. Under the terms of the agreement, Forest has been co-promoting Benicar since May 2003 and is entitled to a share of the product profits (as defined) from the point the product becomes cumulatively profitable. Benicar became cumulatively profitable during the second quarter of fiscal 2005.

Other income for fiscal year 2005 increased over the same period last year primarily due to interest income from increased funds available for investment. During the first fiscal quarter, we shifted investments to longer-term in order to receive more favorable rates of return. Other income decreased in fiscal year 2004 as the prior year included capital gains on the liquidation of certain long-term investments, a gain on the sale of assets and interest on tax refunds. Interest income also decreased as we received lower rates of return on invested funds during fiscal 2004.

Cost of sales as a percentage of net sales for fiscal year 2005 was 23%, unchanged from both fiscal year 2004 and 2003.

Selling, general and administrative expenses increased $92,653 in fiscal 2005 as compared to fiscal 2004 due in large measure to the full year's impact of the salesforce expansion which was completed in the third quarter of fiscal 2004. In connection with the launch of Namenda, we added approximately 525 representatives to the salesforce bringing the total number of representatives and managers to approximately 2,800. Marketing spend was also higher in fiscal 2005 as compared with fiscal 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

due to pre-launch and launch costs for Campral and Combunox which were both launched in the fiscal fourth quarter. The increase in selling, general and administrative expense of $185,630 in fiscal 2004 compared with fiscal 2003 was due primarily to the salesforce expansion.

Research and development expense increased $59,743 in fiscal year 2005 and $29,033 in fiscal year 2004. The increase was due to costs associated with staff increases and associated costs required to support currently marketed products and products in various stages of development and reflects the following developments:

- In fiscal 2005, Forest received non-approvable letters from the FDA for the additional Lexapro indications of panic disorder and social anxiety disorder. We are currently reviewing the responses to determine the appropriate action to take.
- On July 29, 2004, the FDA approved the New Drug Application (NDA) for acamprosate, licensed from Merck Sante s.a.s. for the maintenance of abstinence from alcohol in patients with alcohol dependence who are abstinent at treatment initiation. The product was commercially launched in January 2005 under the trade name Campral.
- Forest received FDA approval for Combunox on November 26, 2004 for the treatment of acute, moderate to severe pain and commercially launched the product in March 2005.
- In November 2004, Forest reported on the development progress of lercanidipine, a calcium channel blocker (CCB), being investigated for the treatment of hypertension. In August 2002, an approvable letter was received from the FDA seeking additional data related to the proposed dosing regimen. In response to the request, we conducted an eight week Phase II pilot study in order to assess the clinical efficacy profile of lercanidipine in a new modified release formulation. The preliminary study results indicated that this modified release version of lercanidipine was associated with a clinically relevant reduction in blood pressure, but did not meet all the pre-set criteria for dose response across the range of doses studied. Lercanidipine treatment was well tolerated in this study. We will be evaluating additional alternative extended release formulations throughout the course of the next twelve months and considering future development activities.
- We are currently reviewing study results from a monotherapy pilot study for neramexane in moderate to severe Alzheimer's patients. Upon completion of the review, we will determine if further study in that indication is warranted.
- During the third quarter of fiscal 2005, a license payment was made to Gedeon Richter Limited for the North American rights to RGH-188, a compound which will be developed for the treatment of schizophrenia, bipolar mania and other psychiatric conditions.
- During the second quarter of fiscal 2005, Forest entered into a collaboration agreement with Glenmark Pharmaceuticals S.A. for the North American development and marketing of GRC 3886, a PDE4 inhibitor which will be developed for the treatment of asthma and COPD. In March 2005, as a result of a successfully completed Phase I single and multiple dose study in the U.K., a milestone payment was made to Glenmark pursuant to the terms of the collaboration agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

- During the first quarter of fiscal 2005, we entered into an agreement with PAION GmbH for the development and marketing of desmoteplase, a novel drug currently in Phase II clinical studies for the treatment of acute ischemic stroke.
- During the fourth quarter of fiscal 2004, Forest entered into two licensing agreements; the first with Cypress Bioscience, Inc. for the development and marketing of milnacipran, which is currently in Phase III development as a treatment for fibromyalgia syndrome. The second was a development agreement with ChemoCentryx, Inc. for novel therapeutics for autoimmune and inflammatory diseases.

The effective tax rate increased to 29% in fiscal 2005 as compared to 21% and 24% in fiscal years 2004 and 2003, respectively, primarily due to a one-time charge of $90,657 related to the repatriation of dividends pursuant to the American Jobs Creation Act of 2004. Excluding this impact, the effective tax rate would have been 22% and is lower than the U.S. statutory tax rate due to the proportion of earnings generated in lower-taxed foreign jurisdictions versus the United States. These earnings include manufacturing and development income from our operations in Ireland, which are taxed at 10% through 2010 and at 12.5% thereafter.

On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act contains numerous changes to existing tax laws, including both domestic and foreign tax incentives. One of the key provisions of the Act, new Internal Revenue Code Section § 965, includes a temporary incentive for U.S. multinationals to repatriate foreign earnings by providing an elective 85% dividends received deduction for certain cash dividends from controlled foreign corporations. The provision is effective for dividends paid during the taxable year beginning before the date of enactment or the first taxable year beginning on or after the date of enactment. Moreover, the dividends must be invested in the United States under a domestic reinvestment plan approved by senior management and, subsequently, the board of directors. The provision contains a non-exclusive list of examples of permitted uses of the funds which include funding of worker hiring and training, infrastructure, research and development, capital investment and the financial stabilization of the corporation for purposes of job retention and creation. The dividends subject to the dividend received deduction must not exceed the greater of $500,000 or the earnings reported on the company's financial statements pursuant to Accounting Principles Board Opinion 23 as permanently invested earnings for financial statements certified on or before June 30, 2003. Forest, upon satisfying the U.S. investment criteria and other requirements under the Act, as well as evaluating the guidance provided by the U.S. Treasury Department, has executed such a qualifying repatriation in the amount of $1,238,900, the maximum dividend amount for which the special deduction under the Act may be claimed. The resulting additional U.S. tax of $90,657 with respect to such repatriation was provided for in our current year income tax expense.

We expect to continue our profitability into fiscal 2006 with continued growth in our principal promoted products.

Inflation has not had a material effect on our operations for the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Critical Accounting Policies

The following accounting policies are important in understanding our financial condition and results of operations and should be considered an integral part of the financial review. Refer to Notes 1 through 14 to the consolidated financial statements for additional policies.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period. Estimates are made when accounting for sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization and certain contingencies. Forest is subject to risks and uncertainties, which may include but are not limited to competition, federal or local legislation and regulations, litigation and overall changes in the healthcare environment that may cause actual results to vary from estimates. We review all significant estimates affecting the financial statements on a recurring basis and record the effect of any adjustments when necessary. Certain of these risks, uncertainties and assumptions are discussed further under the section entitled "Forward Looking Statements".

Goodwill and Other Intangible Assets

Forest has made acquisitions in the past that include goodwill, license agreements, product rights and other intangibles. Through fiscal 2001, these assets were amortized over their estimated useful lives, and were tested periodically to determine if they were recoverable from operating earnings on an undiscounted basis over their useful lives.

Effective with fiscal 2002, goodwill is no longer amortized but is subject to an annual impairment test based on its estimated fair value. License agreements, product rights and other intangibles will continue to be amortized over their useful lives and tested periodically to determine if they are recoverable from future cash flows on an undiscounted basis over their useful lives.

Revenue Recognition

Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent estimates of the related liabilities and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. If estimates are not representative of actual settlement, results could be materially affected. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue.

The accruals are estimated based on available information, including third party data, regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates are recorded when customer credits are issued or payments are made to third parties.

The sensitivity of estimates can vary by program and type of customer. However, estimates associated with Medicaid and contract rebates are most at risk for adjustment because of the extensive time delay

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

between the recording of the accrual and its ultimate settlement, an interval that can range up to one year. Because of this time lag, in any given quarter, adjustments to actual may incorporate revisions of prior quarters.

Provisions for Medicaid and contract rebates during a period are recorded based upon the actual historical experience ratio of rebates paid and actual prescriptions written. The experience ratio is applied to the period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to more closely match the current experience or expected future experience. In assessing this ratio, we consider current contract terms, such as the effect of changes in formulary status, discount rate and utilization trends. Periodically, the accrual is adjusted based upon actual payments made for rebates. If the ratio is not indicative of future experience, results could be affected. Rebate accruals for Medicaid were $60,724 at March 31, 2005 and $70,997 at March 31, 2004. Commercial discounts and other rebate accruals were $50,406 at March 31, 2005 and $114,857 at March 31, 2004. These and other rebate accruals are established in the period the related revenue was recognized, resulting in a reduction to sales and the establishment of a liability, which is included in accrued expenses.

The following table summarizes the activity in the accounts related to accrued rebates, sales returns and discounts:

March 31, (In thousands)	2005	2004
Beginning balance	$266,209	$206,123
Provision for rebates	181,491	293,494
Settlements	(253,281)	(232,525)
	(71,790)	60,969
Provision for returns	29,068	5,100
Settlements	(34,478)	(300)
	(5,410)	4,800
Provision for chargebacks and discounts	370,329	369,136
Settlements	(388,219)	(374,819)
	(17,890)	(5,683)
Ending balance	$171,119	$266,209

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

During fiscal year 2004, Forest had contracts for both Celexa and Lexapro and accrued discounts on each upon the sale of the products, with the settlements processed as rebates in subsequent periods. During fiscal 2005, while we maintained contracts for Lexapro, we did not provide for discounts on Celexa as expired contracts were not renewed, in anticipation of generic competition. However, Celexa contract settlements continued into fiscal 2005 on amounts accrued in fiscal 2004.

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual as these deductions are settled generally within 2-3 weeks of incurring the liability.

Forest's policy relating to the supply of inventory at wholesalers is to maintain stocking levels of between three and four weeks and to keep monthly levels consistent from year to year, based on patterns of utilization. However, there can be some degree of variability as was demonstrated in the quarter ended March 31, 2005, where wholesaler inventory levels approximated two weeks. We have historically closely monitored wholesale customer stocking levels by purchasing information directly from customers and by obtaining other third party information. Unusual or unexpected variations in buying patterns or utilizations are investigated.

Sales incentives are generally given in connection with a new product launch. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which as described above, are closely monitored and have not resulted in increased product returns.

Recent Accounting Standards

In December 2004, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R) which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS 123R supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and requires companies to expense the estimated fair value of employee stock options as well as other types of share-based compensation. Forest is required to adopt the provisions of SFAS 123R in fiscal year 2007, although earlier adoption is permitted. We are currently evaluating a plan of implementation, and expect that the financial statement impact of adoption will approximate the pro forma impact presented in Note 1 to the consolidated financial statements.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (SFAS 151), "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) and requires that such items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We are required to adopt the provisions of SFAS 151 in fiscal year 2007 and do not anticipate a material effect.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (SFAS 154), "Accounting Changes and Error Corrections" which provides guidance on the accounting for and reporting of accounting changes and correction of errors. This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not anticipate a material effect upon the adoption of this statement.

Forward Looking Statements

Except for the historical information contained herein, the Management Discussion and other portions of this Annual Report contain forward looking statements that involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products and the risk factors listed from time to time in our filings with the SEC, including the Annual Report on Form 10-K for the fiscal year ended March 31, 2005.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, operations may be exposed to fluctuations in currency values and interest rates. These fluctuations can vary the costs of financing, investing and operating transactions. Because we had no debt and only minimal foreign currency transactions, there was no material impact on earnings due to fluctuations in interest and currency exchange rates.

Selected Financial Data

March 31, (In thousands)	2005	2004	2003	2002	2001
Financial Position:					
Current Assets	$2,708,022	$2,916,234	$2,255,333	$1,195,112	$ 884,149
Current Liabilities	563,690	604,754	564,397	324,968	223,618
Net Current Assets	2,144,332	2,311,480	1,690,936	870,144	660,531
Total Assets	3,705,002	3,862,736	2,918,107	1,951,873	1,446,930
Total Stockholders' Equity	3,132,385	3,255,864	2,351,818	1,625,089	1,222,114

Years Ended March 31, (In thousands, except per share data)	2005	2004	2003	2002	2001
Summary of Operations:					
Net Sales	$3,052,408	$2,650,432	$2,206,706	$1,566,626	$1,174,527
Other Income	107,231	29,842	39,100	35,198	30,647
Costs and Expenses	1,974,884	1,743,452	1,425,237	1,131,646	906,447
Income Before Income Tax Expense	1,184,755	936,822	820,569	470,178	298,727
Income Tax Expense	345,950	200,948	198,581	132,224	83,631
Net Income	838,805	735,874	621,988	337,954	215,096
Net Income Per Share:					
Basic	$2.30	$2.01	$1.72	$0.95	$0.62
Diluted	$2.25	$1.95	$1.66	$0.91	$0.59
Weighted Average Number of Common and Common Equivalent Shares Outstanding:					
Basic	363,991	365,447	360,874	355,390	349,056
Diluted	372,090	376,779	373,702	370,484	365,968

No dividends were paid on common shares in any period.

All amounts give effect to the December 2002 100% stock dividend (refer to Note 1 to the consolidated financial statements).

Consolidated Balance Sheets
March 31, 2005 and 2004

Assets *(In thousands)*	2005	2004
Current assets:		
Cash (including cash equivalent investments of $1,145,987 in 2005 and $1,090,019 in 2004)	$1,165,498	$1,091,635
Marketable securities	453,747	700,987
Accounts receivable, less allowance for doubtful accounts of $20,773 in 2005 and $20,762 in 2004	323,129	287,618
Inventories	613,903	610,182
Deferred income taxes	131,596	205,071
Other current assets	20,149	20,741
Total current assets	2,708,022	2,916,234
Marketable securities	351,635	337,890
Property, plant and equipment:		
Land and buildings	281,517	253,922
Machinery, equipment and other	211,235	150,160
	492,752	404,082
Less accumulated depreciation	130,724	106,125
	362,028	297,957
Other assets:		
Goodwill	14,965	14,965
License agreements, product rights and other intangibles, net	263,370	274,835
Deferred income taxes	3,723	16,387
Other	1,259	4,468
	283,317	310,655
	$3,705,002	$3,862,736

Liabilities and Stockholders' Equity *(In thousands, except for par values)*	2005	2004
Current liabilities:		
Accounts payable	$ 228,016	$ 159,798
Accrued expenses	257,912	321,564
Income taxes payable	77,762	123,392
Total current liabilities	563,690	604,754
Deferred income taxes	8,927	2,118
Stockholders' equity:		
Series preferred stock, $1.00 par; shares authorized 1,000; no shares issued or outstanding		
Common stock $.10 par; shares authorized 1,000,000; issued 407,234 shares in 2005 and 405,144 shares in 2004	40,723	40,514
Additional paid-in capital	893,864	846,297
Retained earnings	3,494,739	2,655,934
Accumulated other comprehensive income	9,028	10,324
Treasury stock, at cost (59,591 shares in 2005 and 35,617 shares in 2004)	(1,305,969)	(297,205)
	3,132,385	3,255,864
	$3,705,002	$3,862,736

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Years Ended March 31, *(In thousands, except per share data)*	2005	2004	2003
Net sales	$3,052,408	$2,650,432	$2,206,706
Contract revenue	61,369	5,810	6,552
Other income	45,862	24,032	32,548
	3,159,639	2,680,274	2,245,806
Costs and expenses:			
Cost of sales	687,510	608,474	504,922
Selling, general and administrative	993,715	901,062	715,432
Research and development	293,659	233,916	204,883
	1,974,884	1,743,452	1,425,237
Income before income tax expense	1,184,755	936,822	820,569
Income tax expense	345,950	200,948	198,581
Net income	$ 838,805	$ 735,874	$ 621,988
Net income per common and common equivalent share:			
Basic	$2.30	$2.01	$1.72
Diluted	$2.25	$1.95	$1.66
Weighted average number of common and common equivalent shares outstanding:			
Basic	363,991	365,447	360,874
Diluted	372,090	376,779	373,702

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years Ended March 31, *(In thousands)*	2005	2004	2003
Net income	$838,805	$735,874	$621,988
Other comprehensive income (loss), net of tax:			
Foreign currency translation gains	6,339	14,339	17,169
Unrealized gains (losses) on securities:			
Unrealized holding gain (loss) arising during the period	(7,635)	(586)	2,692
Other comprehensive income (loss)	(1,296)	13,753	19,861
Comprehensive income	$837,509	$749,627	$641,849

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Years Ended March 31, 2005, 2004 and 2003

(In thousands)

	Common stock		Additional paid-in	Retained	Accumulated other comprehensive	Treasury stock	
	Shares	Amount	capital	earnings	income (loss)	Shares	Amount
Balance, March 31, 2002	394,009	$39,401	$600,748	$1,298,072	($23,290)	35,497	$ 289,842
Shares issued upon exercise of stock options	5,002	500	42,172				
Treasury stock acquired from employees upon exercise of stock options						42	2,777
Tax benefit related to stock options exercised by employees			44,985				
Other comprehensive income					19,861		
Net income				621,988			
Balance, March 31, 2003	399,011	39,901	687,905	1,920,060	(3,429)	35,539	292,619
Shares issued upon exercise of stock options	6,133	613	72,333				
Treasury stock acquired from employees upon exercise of stock options						78	4,586
Tax benefit related to stock options exercised by employees			86,059				
Other comprehensive income					13,753		
Net income				735,874			
Balance, March 31, 2004	405,144	40,514	846,297	2,655,934	10,324	35,617	297,205
Shares issued upon exercise of stock options and warrants	2,090	209	32,500				
Treasury stock acquired from employees upon exercise of stock options						44	2,308
Purchase of treasury stock						23,930	1,006,456
Tax benefit related to stock options exercised by employees			15,067				
Other comprehensive loss					(1,296)		
Net income				838,805			
Balance, March 31, 2005	407,234	$40,723	$893,864	$3,494,739	$ 9,028	59,591	$1,305,969

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended March 31, *(In thousands)*	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 838,805	$ 735,874	$ 621,988
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	25,432	22,191	21,119
Amortization, impairments and write-offs	31,214	37,367	30,442
Deferred income tax expense (benefit)	53,355	(10,880)	(75,338)
Foreign currency translation loss (gain)	(987)	1,023	147
Tax benefit realized from the exercise of stock options by employees	54,660	50,291	52,889
Net change in operating assets and liabilities:			
Decrease (increase) in:			
Accounts receivable, net	(35,511)	(95,551)	(75,777)
Inventories, net	(3,721)	(157,296)	(104,671)
Refundable income taxes	12,733		
Other current assets	592	(9,164)	4,066
Increase (decrease) in:			
Accounts payable	68,218	8,079	72,323
Accrued expenses	(63,652)	76,324	80,990
Income taxes payable	(45,630)	(44,046)	86,116
Decrease in other assets	3,209	13,906	1,358
Net cash provided by operating activities	925,984	628,118	728,385
Cash flows from investing activities:			
Purchase of property, plant and equipment, net	(89,020)	(101,511)	(79,574)
Purchase of marketable securities	(736,397)	(1,497,191)	(1,059,250)
Redemption of marketable securities	969,892	1,067,526	1,083,125
Purchase of license agreements, product rights and other intangibles	(19,500)	(32,759)	(43,960)
Net cash provided by (used in) investing activities	124,975	(563,935)	(99,659)
Cash flows from financing activities:			
Net proceeds from common stock options exercised by employees under stock option plans	30,401	68,360	39,895
Purchase of treasury stock	(1,006,456)		
Net cash provided by (used in) financing activities	(976,055)	68,360	39,895
Effect of exchange rate changes on cash	(1,041)	11,819	18,871
Increase in cash and cash equivalents	73,863	144,362	687,492
Cash and cash equivalents, beginning of year	1,091,635	947,273	259,781
Cash and cash equivalents, end of year	$1,165,498	$1,091,635	$ 947,273

Supplemental disclosures of cash flow information: *(In thousands)*	2005	2004	2003
Cash paid during the year for:			
Income taxes	$283,660	$205,506	$122,531

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of significant accounting policies

(In thousands, except for estimated useful lives which are stated in years):

Basis of consolidation: The consolidated financial statements include the accounts of Forest Laboratories, Inc. (the Company) and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

Estimates and assumptions: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period. Estimates are made when accounting for sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization and certain contingencies. The Company is subject to risks and uncertainties, which may include but are not limited to competition, federal or local legislation and regulations, litigation and overall changes in the healthcare environment that may cause actual results to vary from estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Foreign currency translation: An Irish subsidiary of the Company reports its financial position and results of operations in the reporting currency of the Company. The financial position and results of operations of the Company's other foreign subsidiaries, which in the aggregate are immaterial, are determined using the respective local currency.

Cash equivalents: Cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less and are readily convertible into cash at par value (cost).

Inventories: Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis.

Marketable securities: Marketable securities, which are all accounted for as available-for-sale, are stated at fair value in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and consist of high quality, liquid investments.

Accounts receivable and credit policies: The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, management considers many factors in estimating its general allowance, including historical data, experience, customer types, credit worthiness and economic trends. From time to time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

Property, plant and equipment and depreciation: Property, plant and equipment are stated at cost. Depreciation is provided primarily by the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	10-50
Machinery, equipment and other	3-10

Leasehold improvements are depreciated over the lesser of the useful life of the assets or the lease term.

1. Summary of significant accounting policies (continued):

Included in property, plant and equipment in fiscal 2005 is construction in progress of $52,361 for facility expansions at various locations necessary to support the Company's current and future operations. The current projects are expected to be completed by the end of fiscal 2007 at an additional cost of approximately $75,000.

Goodwill and other intangible assets: The Company has made acquisitions in the past that include goodwill, license agreements, product rights and other intangibles. Through fiscal 2001, these assets were amortized over their estimated useful lives, and were tested periodically to determine if they were recoverable from operating earnings on an undiscounted basis over their useful lives.

Effective with fiscal 2002, goodwill is no longer amortized but is subject to an annual impairment test based on its estimated fair value. License agreements, product rights and other intangibles will continue to be amortized over their useful lives and tested periodically to determine if they are recoverable from future cash flows on an undiscounted basis over their useful lives.

Reclassifications: Certain amounts as previously reported have been reclassified to conform to current year classifications. Pursuant to the Company's amortization policy, the $12,545 write-off of dexloxiglumide recorded in fiscal 2004 has been reclassified to selling, general and administrative expense from research and development. Certain auction rate securities have been reclassified from cash equivalents to marketable securities. Auction rate securities are variable rate bonds tied to short-term interest rates with maturities on the face of the securities in excess of 90 days. The Company has historically classified these instruments as cash equivalents if the period between interest rate resets was 90 days or less, which was based on the Company's ability to either liquidate its holdings or roll the investment over to the next reset period. Based upon the Company's re-evaluation, the Company has reclassified its auction rate securities at March 31, 2004 of $634,923 from cash equivalents to current marketable securities. In addition, "Purchase of marketable securities" and "Redemption of marketable securities" included in the accompanying consolidated statements of cash flows, have been revised to reflect the purchase and sale of auction rate securities for the years ended March 31, 2004 and 2003.

Revenue recognition: Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent estimates of the related liabilities and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. If estimates are not representative of actual settlement, results could be materially affected. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue.

The accruals are estimated based on available information, including third party data, regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates are recorded when customer credits are issued or payments are made to third parties.

Notes to Consolidated Financial Statements (continued)

1. Summary of significant accounting policies (continued):

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual as these deductions are settled generally within 2-3 weeks of incurring the liability.

Sales incentives are generally given in connection with a new product launch. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which are closely monitored and have not resulted in increased product returns.

Shipping and handling costs: Presently, the Company does not charge its customers for any freight costs. The amounts of such costs are included in selling, general and administrative expenses and are not material.

Research and development: Expenditures for research and development, including licensing fees associated with early-stage development products, are charged to expense as incurred.

Savings and profit sharing plan: Substantially all non-bargaining unit employees of the Company's domestic subsidiaries may participate in the savings and profit sharing plan after becoming eligible (as defined). Profit sharing contributions are primarily at the discretion of the Company. The savings plan contributions include a matching contribution made by the Company. Savings and profit sharing contributions amounted to approximately $24,600, $19,500 and $14,600 for fiscal years 2005, 2004 and 2003, respectively.

Earnings per share: Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and warrants. The two-for-one stock split effected as a 100% stock dividend in December 2002 has been reflected retroactively for all outstanding common stock, stock options and warrants.

Accumulated other comprehensive income: Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Accumulated other comprehensive income is comprised of the cumulative effects of foreign currency translation and unrealized gains (losses) on securities which amounted to approximately $17,121 and ($8,093) at March 31, 2005 and $10,782 and ($458) at March 31, 2004.

Income taxes: The Company accounts for income taxes using the liability method. Under the liability method, deferred income taxes are provided on the differences in bases of assets and liabilities between financial reporting and tax returns using enacted tax rates.

Long-lived assets: Long-lived assets, such as intangible assets, property and equipment and certain sundry assets, are evaluated for impairment periodically or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

1. Summary of significant accounting policies (continued):

Fair value of financial instruments: The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and income taxes payable are reasonable estimates of their fair value because of the short maturity of these items.

Stock-based compensation: The Company accounts for its stock option awards to employees under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company makes pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied as required by Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." The Company has never granted options below market price on the date of grant.

SFAS 123 requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield of zero for all three fiscal years; expected volatility of 26.96% in fiscal 2005, 32.44% in fiscal 2004 and 31.29% in fiscal 2003; risk-free interest rates of 4.0% in fiscal 2005, 4.5% in fiscal 2004 and 4.3% in fiscal 2003; and expected lives of 5 to 10 years for all three fiscal years. Under the accounting provisions of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Years ended March 31, (In thousands, except per share data)	2005	2004	2003
Net income:			
As reported	$838,805	$735,874	$621,988
Deduct: Total stock-based employee compensation expense determined under fair value method	(38,778)	(39,021)	(32,594)
Pro forma	**$800,027**	**$696,853**	**$589,394**
Net income per common share:			
Basic:			
As reported	$2.30	$2.01	$1.72
Pro forma	$2.20	$1.91	$1.63
Diluted:			
As reported	$2.25	$1.95	$1.66
Pro forma	$2.15	$1.85	$1.58

Recent accounting standards: In December 2004, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R) which is a revision of SFAS 123, "Accounting for Stock-Based Compensation". SFAS 123R supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and requires companies to expense the estimated fair value of employee stock options as well as other types of share-based compensation. The Company is required to adopt the provisions of SFAS 123R in its 2007 fiscal year, although earlier

1. Summary of significant accounting policies (continued):

adoption is permitted. The Company is currently evaluating a plan of implementation, and expects that the financial statement impact of adoption will approximate the pro forma impact presented above.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (SFAS 151), "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) and requires that such items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is required to adopt the provisions of SFAS 151 in its 2007 fiscal year and does not anticipate a material effect.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (SFAS 154), "Accounting Changes and Error Corrections" which provides guidance on the accounting for and reporting of accounting changes and correction of errors. This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate a material effect upon the adoption of this statement.

2. Earnings per share:

A reconciliation of shares used in calculating basic and diluted earnings per share follows:

Years ended March 31,	2005	2004	2003
(In thousands)			
Basic	363,991	365,447	360,874
Effect of assumed conversion of employee stock options and warrants	8,099	11,332	12,828
Diluted	**372,090**	**376,779**	**373,702**

Options to purchase approximately 1,861, 1,605 and 3,111 shares of common stock at exercise prices ranging from $48.34 to $76.66 per share were outstanding during a portion of fiscal 2005, 2004 and 2003, respectively, but were not included in the computation of diluted earnings per share because they were anti-dilutive. These options expire through 2014.

Notes to Consolidated Financial Statements (continued)

3. Business operations:

The Company and its subsidiaries, which are located in the United States, Ireland and the United Kingdom, manufacture and market ethical and other pharmaceutical products. The Company operates in only one segment. Sales are made primarily in the United States and European markets. The net sales and long-lived assets for the years ended March 31, 2005, 2004 and 2003, are from the Company's or one of its subsidiaries' country of origin, as follows:

	2005		2004		2003	
	Net sales	Long-lived assets	Net sales	Long-lived assets	Net sales	Long-lived assets
(In thousands)						
United States	$2,997,731	$490,248	$2,604,479	$446,499	$2,167,021	$420,760
Ireland	9,905	140,527	7,331	134,658	7,152	106,159
United Kingdom	44,772	10,847	38,622	11,068	32,533	3,589
	$3,052,408	$641,622	$2,650,432	$592,225	$2,206,706	$530,508

Net sales exclude sales between the Company and its subsidiaries.

Net sales by therapeutic class are as follows:

Years ended March 31,	2005	2004	2003
(In thousands)			
Central nervous system (CNS)	$2,596,017	$2,221,710	$1,696,709
Cardiovascular	103,810	126,679	201,044
Other	352,581	302,043	308,953
	$3,052,408	$2,650,432	$2,206,706

The Company's antidepressant franchise consisting of Lexapro®, a selective serotonin reuptake inhibitor (SSRI) for the treatment of depression, launched in September 2002 and Celexa®, an SSRI launched in September 1998, accounted for 74%, 82% and 77% of the Company's net sales for the years ended March 31, 2005, 2004 and 2003, respectively.

For the years ended March 31, 2005, 2004 and 2003, McKesson Drug Company, AmeriSource Bergen Corporation and Cardinal Health, Inc. accounted for 33%, 28% and 25%, 21%, 21% and 22%, and 23%, 23% and 21%, respectively, of the Company's net sales.

4. Accounts receivable:

Accounts receivable, net, consist of the following:

March 31,	2005	2004
(In thousands)		
Trade	$267,938	$262,557
Other	55,191	25,061
	$323,129	$287,618

5. Inventories:

Inventories, net of reserves for obsolescence, consist of the following:

March 31,	2005	2004
(In thousands)		
Raw materials	$304,745	$359,075
Work in process	10,507	40,982
Finished goods	298,651	210,125
	$613,903	**$610,182**

6. Marketable securities:

The composition of the investment portfolio at March 31 was:

(In thousands)	Cost	Gross unrealized losses	Market value
2005			
Federal, state, local and bank obligations	$813,475	($8,093)	$805,382
2004			
Federal, state and local obligations	$1,039,335	($458)	$1,038,877

The contractual maturities at March 31, 2005 consist of the following:

(In thousands)	Cost	Fair value
Less than one year	$457,661	$453,747
One year or more	355,814	351,635
	$813,475	**$805,382**

The net unrealized holding losses of approximately $8,093 at March 31, 2005 and approximately $458 at March 31, 2004 are included in Stockholders' equity: Accumulated other comprehensive income.

7. Intangible assets:

License agreements, product rights and other intangibles consist of the following:

		March 31, 2005		March 31, 2004	
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
(In thousands, except for amortization periods which are stated in years)					
License agreements	14	$233,209	$ 93,028	$213,709	$ 75,842
Product rights	14	82,208	16,362	81,959	13,498
Buy-out of royalty agreements	9	95,061	57,250	95,061	48,744
Trade names	20	34,190	18,494	34,190	15,997
Non-compete agreements	9	22,987	22,987	22,987	22,875
Other	2	8,848	5,012	8,848	4,963
Total	**11**	**$476,503**	**$213,133**	**$456,754**	**$181,919**

Amortization of license agreements, product rights and other intangibles was charged to selling, general and administrative expense for fiscal years ended March 2005, 2004 and 2003 and amounted to approximately $31,214, $37,367 and $30,442, respectively. The annual amortization expense expected for fiscal years 2006 through 2010 is $41,272, $39,073, $38,486, $35,753 and $29,472, respectively.

In fiscal years 2004 and 2003, the Company determined that certain product rights were impaired due to a significant reduction in sales of those products because of heightened competition. These impairments amounted to $2,054 in fiscal 2004 and $5,000 in fiscal 2003, and were included in amortization expense. In fiscal 2004, the Company also announced that it had discontinued development of dexloxiglumide for irritable bowel syndrome (IBS), causing a write-off of the product right of $12,545 to selling, general and administrative expense.

License agreements: In fiscal year 2005, the Company made a $15,000 milestone payment to Merck Sante s.a.s. upon FDA approval of Campral® (acamprosate) for the maintenance of abstinence from alcohol in patients with alcohol dependence who are abstinent at treatment initiation and a $4,500 milestone payment to BTG Inc. upon FDA approval of Combunox™ (oxycodone and ibuprofen) for the treatment of acute, moderate to severe pain. In fiscal year 2004, the Company made a $20,000 milestone payment to Merz Pharma GmbH upon FDA approval of Namenda® (memantine) for the treatment of moderate to severe Alzheimer's disease. The costs are being amortized using the straight-line method over the estimated life of the products.

In fiscal year 2005, the Company entered into several license agreements: The first was with Gedeon Richter Limited for the North American rights to RGH-188, a compound which will be developed for

7. Intangible assets (continued):

the treatment of schizophrenia, bipolar mania and other psychiatric conditions. The second was with Glenmark Pharmaceuticals S.A. (Glenmark) for the North American development and marketing of GRC 3886, a PDE4 inhibitor which will be developed for the treatment of asthma and COPD. In March 2005, a single and multiple dose Phase I study was successfully completed in the U.K., prompting an additional milestone payment to Glenmark pursuant to the license agreement. And the third was with PAION GmbH for the development and marketing of desmoteplase, a novel drug currently in Phase II clinical studies for the treatment of acute ischemic stroke. The upfront payments made in conjunction with the signing of these license agreements were recorded to research and development expense.

In fiscal 2004, the Company entered into two marketing agreements. The first was with Cypress Bioscience, Inc. for the development and marketing of milnacipran in the United States. Milnacipran is currently being evaluated in a Phase III program for the treatment of fibromyalgia syndrome (FMS). The second was with ChemoCentryx, Inc. to develop and commercialize novel small molecule therapeutics for autoimmune and inflammatory diseases such as rheumatoid arthritis and multiple sclerosis. The upfront payments made in conjunction with the signing of these license agreements were recorded to research and development expense.

Product rights: In fiscal 2004 the Company made a milestone payment of $5,000 to Sankyo Pharma upon the launch of Benicar HCT®. In December 2001, the Company signed a marketing agreement with Sankyo Pharma to co-promote Benicar® for the treatment of hypertension. The Company will co-promote the product for a period of six years and receive a share of the product profits during that period, as defined. The Company will receive a reduced share of the product profits thereafter. Benicar was commercially launched in the first quarter of fiscal 2003, at which time the Company paid Sankyo $43,960. The costs incurred for Benicar are included in product rights and are being amortized based on estimated revenues.

8. Accrued expenses:

Accrued expenses consist of the following:

March 31,	**2005**	**2004**
(In thousands)		
Managed care and Medicaid rebates	$111,130	$185,854
Employee compensation and other benefits	82,229	83,558
Clinical research and development costs	35,090	31,103
Other	29,463	21,049
	$257,912	**$321,564**

9. Commitments:

Leases: The Company leases manufacturing, office and warehouse facilities, equipment and automobiles under operating leases expiring through fiscal 2018. Rent expense approximated $32,738, $32,212 and $25,843 for fiscal years ended March 31, 2005, 2004 and 2003, respectively. Future minimum rental payments under noncancellable leases are as follows:

Years ending March 31, *(In thousands)*	
2006	$ 31,679
2007	27,386
2008	19,535
2009	14,888
2010	14,286
Thereafter	64,396
	$172,170

Royalty agreements: The Company has royalty agreements on certain of its licensed products. Royalties are paid based on a percentage of sales, as defined. For fiscal years ended March 31, 2005, 2004 and 2003, royalty expense amounted to $6,979, $10,406 and $22,247, respectively.

License agreements: The Company has entered into several license agreements for products currently under development. The Company may be obligated in future periods to pay additional amounts subject to the achievement of certain product milestones, as defined.

10. Stockholders' equity:

Stock options: The Company has various Employee Stock Option Plans whereby options to purchase an aggregate of 58,000,000 shares of common stock have been or remain to be issued to employees of the Company and its subsidiaries at prices not less than the fair market value of the common stock at the date of grant. Both incentive and non-qualified options may be issued under the plans. The options are exercisable for five to ten years from the date of issuance.

The following table summarizes information about stock options outstanding at March 31, 2005:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 4.55 to $30.00	10,366,557	2.5	$12.70	9,387,757	$11.76
30.01 to 50.00	15,364,667	4.9	39.77	7,800,454	37.56
50.01 to 76.66	1,871,955	5.8	59.24	570,455	58.59
	27,603,179	**4.1**	**$30.92**	**17,758,666**	**$24.60**

Notes to Consolidated Financial Statements (continued)

10. Stockholders' equity (continued):

Transactions under the stock option plans are summarized as follows:

	Shares	Weighted average exercise price
Shares under option at March 31, 2002 (at $3.71 to $41.49 per share)	32,671,734	$18.18
Granted (at $35.86 to $53.23 per share)	4,516,200	44.78
Exercised (at $3.71 to $41.49 per share)	(5,002,043)	8.44
Forfeited	(662,539)	29.43
Shares under option at March 31, 2003 (at $3.75 to $53.23 per share)	31,523,352	23.33
Granted (at $43.30 to $76.66 per share)	2,503,550	54.65
Exercised (at $3.75 to $53.23 per share)	(6,133,451)	11.61
Forfeited	(719,484)	36.23
Shares under option at March 31, 2004 (at $4.55 to $76.66 per share)	27,173,967	28.65
Granted (at $40.00 to $63.44 per share)	3,306,490	43.76
Exercised (at $4.55 to $53.23 per share)	(1,970,970)	16.56
Forfeited	(906,308)	40.89
Shares under option at March 31, 2005 (at $4.55 to $76.66 per share)	27,603,179	$30.92
Options exercisable at March 31:		
2003	17,674,627	$16.51
2004	15,608,646	21.91
2005	17,758,666	24.60
Weighted average fair value of options granted during:		
2003		$18.81
2004		20.89
2005		17.11

At March 31, 2005, 9,297,132 shares were available for grant.

In connection with the acquisition of product rights in fiscal 1995, the Company issued 2,240,000 warrants, expiring on July 7, 2004, at an exercise price of $5.71 per share, which was equal to the then fair market value of the Company's common stock. In fiscal year 2005, 118,537 warrants were exercised and 12,919 were forfeited. No warrants remain outstanding.

11. Contingencies:

The Company remains a defendant in actions filed in various federal district courts alleging certain violations of the federal anti-trust laws in the marketing of pharmaceutical products. In each case, the actions were filed against many pharmaceutical manufacturers and suppliers and allege price discrimination and conspiracy to fix prices in the sale of pharmaceutical products. The actions were brought by various pharmacies (both individually and, with respect to certain claims, as a class action) and seek injunctive relief and monetary damages. The Judicial Panel on Multi-District Litigation has ordered these actions coordinated (and, with respect to those actions brought as class actions, consolidated) in the Federal District Court for the Northern District of Illinois (Chicago) under the caption "In re Brand Name Prescription Drugs Antitrust Litigation."

On November 30, 1998, the defendants remaining in the consolidated federal class action (which proceeded to trial beginning in September 1998), including the Company, were granted a directed verdict by the trial court after the plaintiffs had concluded their case. In ruling in favor of the defendants, the trial Judge held that no reasonable jury could reach a verdict in favor of the plaintiffs and stated "the evidence of conspiracy is meager, and the evidence as to individual defendants paltry or non-existent." The Court of Appeals for the Seventh Circuit subsequently affirmed the granting of the directed verdict in the federal class case in our favor.

Following the Seventh Circuit's affirmance of the directed verdict in the Company's favor, the Company has secured the voluntary dismissal of the conspiracy allegations contained in all of the federal cases brought by individual plaintiffs who elected to "opt-out" of the federal class action, which cases were included in the coordinated proceedings, as well as the dismissal of similar conspiracy and price discrimination claims pending in various state courts. The Company remains a defendant, together with other manufacturers, in many of the federal opt-out cases included in the coordinated proceedings to the extent of claims alleging price discrimination in violation of the Robinson-Patman Act. While no discovery or other significant proceedings with respect to the Company have been taken to date in respect of such claims, there can be no assurance that the Company will not be required to actively defend such claims or to pay substantial amounts to dispose of such claims.

In March 2005, the Company, our Chief Executive Officer and certain other executive officers were named as defendants in actions commenced in the United States District Court for the Southern District of New York under the captions including "James Curkin, On Behalf of Himself and All Others Similarly Situated v. Howard Solomon and Forest Laboratories, Inc." The actions, which purport to be brought as class actions, seek damages in connection with alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder relating to certain of the Company's public statements with respect to the Company's products during the approximately two-year period ended September 1, 2004. In addition, the Company has been named as a nominal defendant in a derivative action commenced in the United States District Court for the Southern District of New York under the caption "Jeff Michelson, Derivatively On Behalf of Forest Laboratories, Inc. v. Howard Solomon, Kenneth E. Goodman, John E. Eggers, Elaine Hochberg, Lawrence S. Olanoff, William J. Candee, III, George S. Cohan,

11. Contingencies (continued):

Dan L. Goldwasser, Lester B. Salans and Phillip M. Satow v. Forest Laboratories, Inc., a Delaware corporation, Nominal Defendant" arising out of the claims alleged in the actions referred to above. These actions are in their preliminary stages. The Company believes these actions are without merit and intends to defend them vigorously.

On January 14, 2003, Forest Pharmaceuticals, Inc., a wholly-owned subsidiary, was named as a defendant, together with 29 other manufacturers of pharmaceutical products, in an action brought in the United States District Court for the Eastern District of New York by the County of Suffolk, New York, as plaintiff. The action alleges that plaintiff County was overcharged for its share of Medicare and Medicaid drug reimbursement costs as a result of reporting by manufacturers of "Average Wholesale Prices" (AWP) which did not correspond to actual provider costs of prescription drugs. The action includes counts under the Federal RICO and False Claims Acts, as well as claims arising under state statutes and common law. The action asserts substantially similar claims to other actions which have been brought in various Federal District and state Courts by various plaintiffs against pharmaceutical manufacturers and which have been assigned to the United States District Court of the District of Massachusetts under the caption "In re Pharmaceutical Industry AWP Litigation" for coordinated treatment. The action brought by plaintiff has been transferred to the District of Massachusetts for coordination with these multi-district proceedings.

Subsequent to the filing of the County of Suffolk Complaint, additional substantially identical actions have been filed against numerous manufacturers, including the Company, by other New York counties. At this point, it is the Company's understanding that 46 counties have either filed or will be filing actions essentially identical to the action commenced by the County of Suffolk.

In September 2003, the Company and the other Defendants filed motions to dismiss the County of Suffolk Complaint. Judge Saris, the Judge presiding over the Multi-District Litigation, has now issued three separate opinions dated, respectively, September 30, 2004, October 26, 2004 and April 8, 2005. In the September 30, 2004 decision, Judge Saris dismissed the County of Suffolk's RICO claims, as well as two of the county's claims under the Best Price statute and its claim for fraud. By way of the October 26, 2004 decision, Judge Saris dismissed several claims asserted by the County of Suffolk under New York statutes as related to the Plaintiff's contention that the Company had filed fraudulent Best Price information under applicable Medicaid regulations. At the time, however, Judge Saris did not address those claims as they related to the alleged inflation of the Company's AWP for the Company's products. Instead, Judge Saris requested the submission of additional information by the parties. After that information was submitted, by way of decision dated April 8, 2005, Judge Saris dismissed the Plaintiff's remaining AWP claims, finding that the Plaintiff had failed to satisfy Rule 9(b).

The Company anticipates the filing of a Consolidated Amended Complaint on behalf of all of the 44 New York State counties represented by the attorneys for the County of Suffolk. That Amended Complaint is now due to be filed by June 15, 2005, and the Defendants, including the Company, will be filing a motion to dismiss the Consolidated Amended Complaint. One of the two New York counties

Notes to Consolidated Financial Statements (continued)

11. Contingencies (continued):

represented by different counsel (Nassau County) is expected to file an Amended Complaint in that action which will also be subject to a motion to dismiss. An action filed by the other such county (Erie County) was commenced in New York State Court, and the Defendants have removed that action to Federal Court for ultimate transfer to the MDL Court in the District of Massachusetts based on fraudulent misjoinder of Defendants. The Plaintiff has filed a motion to remand which has been stayed pending the MDL Panel's ruling on the motion to transfer.

The Company is also named as a Defendant in AWP litigation commenced in Kentucky, Alabama and Illinois. A motion to dismiss has been filed in connection with the Kentucky and Illinois actions, and a motion to dismiss will be filed shortly in the Alabama action. The Company believes these actions are without merit and intends to defend against them vigorously.

The Company is a Defendant in an action in the District of Columbia entitled Louisiana Wholesale Drug Company, Inc. and Rochester Drug Cooperative v. Biovail Corporation and Forest Laboratories, Inc. The Complaint alleges attempts to monopolize under Section 2 of the Sherman Act with respect to the product Tiazac resulting from Biovail's January 2001 patent listing in the Food and Drug Administration's "Orange Book" of Approved Drug Products with Therapeutic Equivalence Evaluations. Biovail withdrew the Orange Book listing of the patent at issue following an April 2002 Consent Order between Biovail and the Federal Trade Commission. Biovail is the owner of the NDA covering Tiazac which the Company distributes in the United States under license from Biovail.

The action, which purports to be brought as a class action on behalf of all persons or entities who purchased Tiazac directly from the Company from February 13, 2001 to the present, seeks treble damages and related relief arising from the allegedly unlawful acts. By way of a ruling dated March 31, 2005, Judge Robertson granted Biovail's motion for summary judgment in a related action (Twin Cities v. Biovail) to which the Company is not a party but which the Company believes has significance for the action filed against the Company. Based on this decision, the Plaintiffs in the Louisiana Wholesale case are re-evaluating how to proceed. At this point, Plaintiffs will be reviewing documents originally produced in discovery in the Twin Cities case and determining whether or not to await the appeal of summary judgment in that case or, alternatively, to seek additional discovery in an effort to oppose anticipated summary judgment motions by both the Company and Biovail, based primarily on the same issue, lack of antitrust causation, which was the basis for the grant of summary judgment in Twin Cities.

The Company has received a subpoena from the Office of the Inspector General of the Federal Office of Personnel Management requesting documents related to Celexa, the Company's prescription medication approved for the treatment of depression. The subpoena primarily requests documents related to the marketing of Celexa and educational and promotional programs with physicians. The Company believes that other makers of pharmaceutical products for the treatment of CNS indications have received subpoenas from this office. The Office of Personnel Management is the Federal Government's human resources agency.

11. Contingencies (continued):

The Company is cooperating in responding to the subpoena. No claim, litigation or assessment has been asserted in connection with the subpoena. In September 2003, the Company, together with H. Lundbeck A/S, filed an action for patent infringement against Ivax Pharmaceuticals, Inc. in the United States District Court for the District of Delaware under the caption Forest Pharmaceuticals, Inc., Forest Laboratories Ireland, Ltd. and H. Lundbeck A/S v. Ivax Pharmaceuticals, Inc. The action is based upon the filing by Ivax with the Food and Drug Administration of an Abbreviated New Drug Application (ANDA) for a generic equivalent to the Company's Lexapro brand escitalopram oxalate. The Ivax ANDA seeks approval to market the generic product prior to the expiration of the Company's Lexapro patent which the Company expects to extend until 2012. Ivax has stipulated it will not contest infringement for the patent claims at issue and has asserted a counterclaim to the effect that the Lexapro patent is invalid. On May 21, 2004, the Company, together with H. Lundbeck A/S, filed an action for patent infringement against Alphapharma Pty Ltd. in the United States District Court for the Southern District of New York under the caption Forest Laboratories, Inc., Forest Laboratories Ireland, Ltd. and H. Lundbeck A/S v. Alphapharma Pty Ltd. The action is based upon the filing by Alphapharma with the Food and Drug Administration of an ANDA for a generic equivalent to the Company's Lexapro brand escitalopram oxalate. The Alphapharma ANDA seeks approval to market the generic product prior to the expiration of the Company's Lexapro patent which the Company expects to extend until 2012. This case was transferred to the United States District Court for the District of Delaware and consolidated, for all purposes, with the case against Ivax Pharmaceuticals, Inc. A pre-trial conference is scheduled for November 10, 2005 and the trial is scheduled to begin on December 5, 2005. While there can be no assurance as to the outcome of litigation, the Company believes that the patents at issue are valid.

The Company is not subject to any other pending legal proceedings, other than ordinary routine claims incidental to its business.

12. Other income:

Other income consists of the following:

Years ended March 31,	2005	2004	2003
(In thousands)			
Interest and dividends	$43,455	$23,824	$30,343
Other income	2,407	208	2,205
	$45,862	**$24,032**	**$32,548**

13. Income taxes:

The components of income before income tax expense were:

Years ended March 31,	2005	2004	2003
(In thousands)			
U.S.	$ 695,858	$460,897	$373,832
Non-U.S.	488,897	475,925	446,737
Income before income tax expense	**$1,184,755**	**$936,822**	**$820,569**

The provision for income taxes consists of the following:

Years ended March 31,	2005	2004	2003
(In thousands)			
Current:			
U.S. federal	$193,148	$107,155	$118,293
State and local	6,826	11,267	10,683
Foreign	37,961	43,115	92,054
	237,935	**161,537**	**221,030**
Deferred:			
Domestic	46,132	(15,543)	(40,102)
Foreign	7,223	4,663	(35,236)
	53,355	**(10,880)**	**(75,338)**
Charge in lieu of income taxes, relating to the tax effect of stock option tax deduction	54,660	50,291	52,889
	$345,950	**$200,948**	**$198,581**

Notes to Consolidated Financial Statements (continued)

13. Income taxes (continued):

The reasons for the difference between the provision for income taxes and expected federal income taxes at statutory rates are as follows:

Years ended March 31,	2005	2004	2003
(percentage of income before income tax expense)			
U.S. statutory rate	35.0%	35.0%	35.0%
Effect of foreign operations	(11.7)	(12.1)	(10.4)
Impact of Section 965 repatriation	7.6		
State and local taxes, less federal tax benefit	1.0	0.8	0.9
Research credit	(1.1)	(0.9)	(0.4)
Permanent differences and other items	(1.6)	(1.4)	(0.9)
	29.2%	**21.4%**	**24.2%**

The Company's effective tax rate is lower than the statutory rate principally as a result of the earnings generated in lower taxed foreign jurisdictions as compared with the United States. These earnings include income from manufacturing operations in Ireland, which operate under tax incentives that currently expire in 2010. Excluding the tax impact of the earnings repatriated pursuant to Section 965 of the American Jobs Creation Act, the effective tax rate would have been 21.6% for the year ended March 31, 2005.

The Company and its U.S. subsidiaries file a consolidated federal income tax return.

The Internal Revenue Service has substantially completed its examination of the Company's tax returns through fiscal year ended March 31, 2001 with no additional taxes assessed and has commenced the examination of the tax returns for the fiscal years March 31, 2002 and March 31, 2003.

Net deferred income taxes consist of the following:

March 31,	2005	2004
(In thousands)		
Inventory reserves	$ 28,549	$ 38,794
Receivable allowances and other reserves	73,749	110,858
Depreciation	(6,802)	(6,040)
Amortization	1,091	9,616
Carryforwards	11,009	282
Accrued liabilities	14,749	15,839
Expenses deferred for tax purposes		6,276
Employee stock option tax benefits	3,896	43,488
Other	151	227
	$126,392	**$219,340**

13. Income taxes (continued):

On October 22, 2004, the President of the United States signed into law the American Jobs Creation Act of 2004 (the Act). The Act contains numerous changes to existing tax laws, including both domestic and foreign tax incentives. One of the key provisions of the Act, new Internal Revenue Code Section § 965, includes a temporary incentive for U.S. multinationals to repatriate foreign earnings by providing an elective 85% dividends received deduction for certain cash dividends from controlled foreign corporations. The provision is effective for dividends paid during the taxable year beginning before the date of enactment or the first taxable year beginning on or after the date of enactment. Moreover, the dividends must be invested in the United States under a domestic reinvestment plan approved by senior management and, subsequently, the board of directors. The provision contains a non-exclusive list of examples of permitted uses of the funds which include funding of worker hiring and training, infrastructure, research and development, capital investment and the financial stabilization of the corporation for purposes of job retention and creation. The dividends subject to the dividend received deduction must not exceed the greater of $500,000 or the earnings reported on the company's financial statements pursuant to Accounting Principles Board Opinion 23 as permanently invested earnings for financial statements certified on or before June 30, 2003.

The Company, upon satisfying the U.S. investment criteria and other requirements under the Act, as well as evaluating the guidance provided by the U.S. Treasury Department, has executed such a qualifying repatriation in the amount of $1,238,900, the maximum dividend amount for which the special deduction under the Act may be claimed. The resulting additional U.S. tax of $90,657 with respect to such repatriation was provided for in the Company's current year income tax expense.

Excluding the repatriation discussed above, no provision has been made for income taxes on the remaining undistributed earnings of the Company's foreign subsidiaries of approximately $692,000 at March 31, 2005 as the Company intends to indefinitely reinvest such earnings.

Notes to Consolidated Financial Statements (continued)

14. Quarterly financial data (unaudited):

(In thousands, except per share data)

	Net sales	Gross profit	Net income	Diluted earnings per share
2005				
First quarter	$782,396	$605,195	$229,919	$0.60
Second quarter	856,680	665,014	295,326	0.79
Third quarter	795,047	618,616	260,805	0.70
Fourth quarter (a)	618,285	476,073	52,755	0.15
2004				
First quarter	$605,748	$465,080	$179,817	$0.48
Second quarter	619,157	481,322	184,457	0.49
Third quarter	700,447	539,581	226,118	0.60
Fourth quarter	725,080	555,975	145,482	0.38

(a) Includes a one-time special charge of $90,657 related to taxes associated with $1.239 billion of funds repatriated under the American Jobs Creation Act of 2004.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that we maintained effective internal control over financial reporting as of March 31, 2005.

Our independent registered public accounting firm has issued an attestation report on management's assessment of our internal control over financial reporting which is included herein.

Howard Solomon
Chairman and
Chief Executive Officer

Francis I. Perier, Jr.
Senior Vice President-Finance and
Chief Financial Officer

Reports of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Forest Laboratories, Inc. and Subsidiaries maintained effective internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Forest Laboratories, Inc. and Subsidiaries maintained effective internal control over financial reporting as of March 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the COSO. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the COSO.

Reports of Independent Registered Public Accounting Firm (continued)

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2005 and March 31, 2004 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2005, and our report dated June 10, 2005 expressed an unqualified opinion.

BDO Seidman, LLP

New York, NY
June 10, 2005

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forest Laboratories, Inc. and Subsidiaries at March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Forest Laboratories, Inc. and Subsidiaries' internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 10, 2005 expressed an unqualified opinion.

BDO Seidman, LLP

New York, New York
June 10, 2005

Stock Market Data

The common stock of Forest Laboratories, Inc. is traded on the New York Stock Exchange, trading symbol: FRX. The following table shows, for the eight fiscal quarters indicated, the high and low sales price of the Company's stock as reported by the New York Stock Exchange.

Form 10-K

The Company's annual report on Form 10-K to the Securities and Exchange Commission for fiscal 2005 is available to stockholders upon written request to:

Corporate Secretary
Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022-4731

Annual Meeting

The fiscal 2005 annual meeting of stockholders of Forest Laboratories, Inc. will be held in New York City at 277 Park Avenue, 17th floor, on Monday, August 8, 2005 at 10:00 a.m.

Quarterly Stock Market Prices

	High	Low
April – June 2003	61.35	46.85
July – September 2003	56.19	41.85
October – December 2003	63.23	45.75
January – March 2004	78.03	61.50
April – June 2004	75.40	54.97
July – September 2004	57.24	41.10
October – December 2004	49.10	36.10
January – March 2005	45.14	36.25

As of June 10, 2005 there were 1,730 stockholders of record of the Company's common stock.

Officers

Corporate

Howard Solomon
Chairman &
Chief Executive Officer

Kenneth E. Goodman
President &
Chief Operating Officer

Larry S. Olanoff, MD, PhD
Executive Vice President,
Scientific Affairs

Raymond Stafford
Executive Vice President,
Global Marketing

Ivan Gergel, MD
Senior Vice President,
Scientific Affairs

Elaine Hochberg
Senior Vice President,
Marketing

Francis I. Perier, Jr.
Senior Vice President,
Finance &
Chief Financial Officer

Sebastian P. Assenza, PhD
Vice President,
Pharmaceutical Research &
Development

Bernard J. McGovern
Vice President,
Human Resources

Richard S. Overton
Vice President,
Operations & Facilities

Mary E. Prehn
Vice President,
Licensing & Corporate
Development

Charles E. Triano
Vice President,
Investor Relations

Kevin Walsh
Vice President,
Information Systems

Rita Weinberger
Vice President,
Controller

William J. Candee III
Secretary

Subsidiary—Divisions

Michael F. Baker
Executive Vice President,
Trade Sales & Development
Forest Pharmaceuticals

William B. Sparks
Executive Vice President,
Forest Pharmaceuticals

Gerard J. Azzari
Vice President, Sales
Forest Pharmaceuticals

John Castellana, PhD
Vice President,
Biostatistics
Forest Research Institute

Mark A. Devlin
Vice President, Sales
Forest Pharmaceuticals

C. Douglas Glidewell
Vice President,
Finance
Forest Pharmaceuticals

Terrill J. Howell
Vice President,
Operations
Forest Pharmaceuticals

Jeffrey Jonas, MD
Vice President,
CNS
Forest Research Institute

Jerome Lynch
Vice President, Sales
Forest Pharmaceuticals

Donald W. Mac Donald
Vice President,
Managed Care Operations
Forest Pharmaceuticals

Shashank Mahashabde,PhD
Vice President,
Developmental
Pharmaceuticals & Clinical
Packaging
Forest Research Institute

William J. Meury
Vice President,
Marketing
Forest Pharmaceuticals

Neil Shusterman, MD
Vice President,
Internal Medicine
Forest Research Institute

Raymond Stafford
Chief Executive Officer,
Forest Laboratories Europe

Directors

William J. Candee III
Attorney in Private Practice

George S. Cohan
President,
The Cohan Company
(Consultants)

Dan L. Goldwasser
Partner,
Vedder, Price, Kaufman &
Kammholz, PC
(Attorneys at Law)

Kenneth E. Goodman

Lester B. Salans, MD
Clinical Professor,
Mount Sinai Hospital &
Industry Consultant

Phillip M. Satow
Independent Consultant

Howard Solomon

Independent Registered Public Accounting Firm

BDO Seidman, LLP
New York, New York

Transfer Agent

Address stockholder inquiries to:
Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
800.313.9450



Forest Laboratories, Inc.
909 Third Avenue, New York, NY 10022-4731